SUB-ITEM 77(C)
               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On October 31, 2004, Forum Financial Group, LLC ("Forum"), initial shareholder of Brown Advisory Small-Cap Value Fund, approved the following:

          (1) The Investment Advisory Agreement between the Registrant and Brown Investment Advisory Incorporated ("Brown") with respect to the fund and
          (2) The Investment Sub-Advisory Agreement between Brown and Cardinal Capital Management, LLC with respect to the fund.

         On December 9, 2004, Forum, initial shareholder of Brown Advisory Real Estate Fund, approved the following with respect to the fund:

         (1) The Investment Advisory Agreement between the Registrant and Brown with respect to the fund.